NEWS RELEASE 09-31	OCTOBER 1, 2009

STEP-OUT DRILLING AT LONG CANYON EXTENDS GOLD MINERALIZATION
AN ADDITIONAL 500 METRES TOWARDS THE SOUTHWEST

Fronteer Development Group Inc. (FRG - TSX/NYSE Amex) announces today that aggressive step out drilling towards the southwest has expanded the footprint of gold mineralization at Long Canyon by an additional 500 metres, potentially increasing the total strike length from 1.7 kilometres to 2.2 kilometres.

Three new holes have returned encouraging near-surface oxide gold intercepts, clearly demonstrating that the deposit is evolving and growing. The following results are presented in order of progressive distance from the southern end of the current resource area.

  3.06 g/t (0.089 oz/ton) over 30.3 metres, including 10.20 g/t (0.298 oz/ton) over 5.6 metres in LC329C (50-metre step-out);
  1.0 g/t (0.029 oz/ton) over 12.2 metres and 1.65 g/t (0.048 oz/ton) over 6.9 metres in LC311C (400-metre step-out);
  2.57 g/t (0.075 oz/ton) over 3.6 metres in LC303C, (500-metre step-out).

For a map highlighting recent drilling, please click: http://www.fronteergroup.com/sites/files/fronteer_admin/LongCanyonDrillMap0931.pdf

Geological interpretation of core from Long Canyon’s two most southerly holes drilled to-date (LC311C and LC303C) indicates a strong association with the style of mineralization observed in the West Zone and the potential for the oxide-gold deposit to grow in this region with in-fill drilling and additional step-outs.

“The mineralized dykes intersected in these step-out holes to the south are on trend with those in the West Zone. This suggests we may be able to connect mineralization over a distance of 500 metres and strengthen the size and continuity of this deposit,” says Moira Smith, Fronteer senior geoscientist and Long Canyon project manager.

With the recent completion of metallurgical, geotechnical and infill drilling and sampling, the balance of this year's work-program is focused on step-out drilling beyond the limits of the current resource area, as well as testing the mineralization potential at depth underlying the currently defined resource. Four drill rigs are currently turning on the property.

In addition to resource expansion and definition, there are several near-term project catalysts, including:

  A NI 43-101 compliant Preliminary Economic Assessment study is planned to be completed by year- end. Costs, revenues and mining production details will be based on Long Canyon’s initial NI 43-101 resource estimate completed by MDA in March 2009.
  Drill results from this season’s work program will be included in an updated NI 43-101 resource estimate expected to be completed during Q1 2010.
  An updated Preliminary Economic Assessment, based on the new resource estimate, is planned to be completed in 2010.

DRILL HIGHLIGHTS
Hole ID	From	To	Intercept Length	Au	Au
	(metres)	(metres)	(metres)	(oz/ton)	(g/t)
LC303C	4.6	8.2	3.6	0.075	2.57
LC311C	39.6	46.5	6.9	0.048	1.65
	93.3	105.5	12.2	0.029	1.00
LC329C	25.6	55.9	30.3	0.089	3.06
including	43.3	48.9	5.6	0.298	10.20
	60.7	66.5	5.8	0.088	3.02

True widths of the mineralized intervals are interpreted to be between 70-100% of the reported lengths. Results less than 1 g/t are not reported in this press-release table. "#C" indicates core holes. For a PDF of comprehensive drill results, including non-reportable intercepts, please click: http://www.fronteergroup.com/sites/files/fronteer_admin/LongCanyonDrillResults0931.pdf

Outside of the Long Canyon joint venture, Fronteer owns more than 400,000 acres of mineral rights in northeast Nevada. Long Canyon, Sandman and Northumberland are Fronteer's most advanced U.S.-based gold projects and comprise the Company's future production platform in Nevada. For more information on Long Canyon and Fronteer's other Nevada projects, visit: http://www.fronteergroup.com/?q=content/nevada

For an animated video showing Long Canyon’s current resource, please click: http://www.fronteergroup.com/sites/fronteer_admin/FRG_LongCanyon_May0509_CLIP.wmv

Fronteer is majority owner (51%) and operator of Long Canyon through a joint venture with AuEx Ventures Inc. (49%).

Moira Smith, Ph.D., and Professional Geologist as recognized by the Association of Professional Engineers and Geoscientists, British Columbia, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cut-off of 0.30 g/t. Drill intersections are reported as drilled thicknesses. Reverse circulation cuttings were sampled on 5.0 feet (1.52 metre) intervals and core was sampled at geologically selected intervals. Drill samples were assayed by ALS Chemex (ISO9001:2000) in Reno, Nevada for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 5.0 g/t were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion and continual monitoring of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

ABOUT FRONTEER
We have put in place the necessary building blocks to transform ourselves from an exploration and development company to an owner of gold production. Our solid financial position and strengthened operational team give us the ability to advance the projects in our pipeline from exploration through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Our robust pipeline also includes more than 620,000 acres of precious-metals mineral rights in Nevada, along several major gold trends, and a 40% interest in an emerging copper-gold mineral district in northwestern Turkey. In addition, Fronteer has 100% ownership of Aurora Energy Resources, developer of one of the largest uranium deposits not currently in production. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of preliminary economic assessment and size and location of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.